Exhibit 99(a)(6)

October 27, 2004

To Our Shareholders:

        Nature's Sunshine Products, Inc. ("Nature's Sunshine"), is offering to purchase up to 1,000,000 shares of its common stock at a purchase price not greater than $16.50 nor less than $14.20 per share, net to you in cash, without interest. Nature's Sunshine is conducting the tender offer through a procedure commonly referred to as a modified "Dutch Auction." This procedure allows you to select the price within the $14.20 to $16.50 range at which you are willing to sell all or a portion of your shares to Nature's Sunshine. Alternatively, you can elect to sell all or a portion of your shares to Nature's Sunshine at the price determined by Nature's Sunshine in accordance with the modified "Dutch Auction" process.

        Based on the number of shares tendered and the prices specified by the tendering shareholders, Nature's Sunshine will determine a single per share price within the $14.20 to $16.50 range that will allow it to buy 1,000,000 shares (or such lesser number of shares that are properly tendered). We will purchase the shares that are properly tendered at or below that purchase price (and are not properly withdrawn), subject to possible proration and provisions relating to the tender of "odd lots" and conditional tenders, for cash at that purchase price, net to the selling shareholder.

        If you do not wish to participate in the tender offer, you do not need to take any action.

        The tender offer is explained in detail in the enclosed Offer to Purchase and related Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the tender offer. Neither Nature's Sunshine nor any member of its Board of Directors, nor the Dealer Manager or the Information Agent makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the purchase price or purchase prices at which your shares should be tendered. In doing so, you should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal including our reasons for making the tender offer. You should also discuss whether to tender your shares with your broker or other financial or tax advisor.

        Certain of Nature's Sunshine's directors and executive officers have indicated that they intend to tender shares in the tender offer as more specifically discussed in Section 11 of the Offer to Purchase.

        Please note that the tender offer is scheduled to expire at Midnight, New York City time, on Wednesday, November 24, 2004, unless we extend it.

        On October 26, 2004, the last trading day prior to commencement of the tender offer, the last reported sale price of our shares on the Nasdaq National Market was $14.17 per share. Any shareholder whose shares are properly tendered directly to American Stock Transfer & Trust Company, the Depositary for the tender offer, and purchased in the tender offer, will not incur the usual transaction costs associated with open market sales. If you hold shares through a broker or bank, you should consult your broker or bank to determine whether any transaction costs are applicable. If you own fewer than 100 shares, the tender offer is an opportunity for you to sell your shares without having to pay "odd lot" discounts.

        If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact Georgeson Shareholder Communications, Inc., the Information Agent for the tender offer, at (888) 264-7051 (toll free) or Shattuck Hammond Partners LLC, the Dealer Manager for the tender offer, at (212) 314-0346.

Sincerely,
Douglas Faggioli
President, Chief Executive Officer and Director